 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Hiatt, Robert L. (Last) (First) (Middle) 980 North Michigan Avenue Suite 1620 (Street) Chicago, IL 60611 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol NovaMed Eyecare, Inc. NOVA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 02/14/2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President Finance
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				/ /	5,238	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (right to buy)	$2.40	9/22/97		A	10,000 A	(1) / 9/22/07	Common Stock / 10,000	$		D
Stock Option (right to buy)	$12.00	3/9/00		A	3,000 A	(2) / 3/9/10	Common Stock / 3,000	$		D
Stock Option (right to buy)	$1.0625	12/29/00		A	30,000 A	(3) / 12/29/10	Common Stock / 30,000	$		D
Stock Option (right to buy)	$1.75	4/20/01		A	30,000 A	(4) / 4/20/11	Common Stock / 30,000	$		D
Stock Option (right to buy)	$0.78	4/2/02		A	40,000 A	(5) / 4/2/12	Common Stock / 40,000	$		D
Explanation of Responses:

(1) This option was originally granted for 20,000 shares on September 22, 1997. Subject to certain restrictions, 2,500 of these options vested on March 21, 1998, with the remainder vesting 216 per month starting on April 21, 1998. The Reporting Person exercised and sold 10,000 shares in February 2000. This exercise and sale occurred prior to this individual becoming a Reporting Person.
(2) Subject to certain restrictions, 375 of these options vested on September 8, 2000, with the remainder vesting 62 per month starting on October 8, 2000.
(3) Subject to certain restrictions, 3,750 of these options vested on June 28, 2001, with the remainder vesting 625 per month starting on July 28, 2001.
(4) Subject to certain restrictions, 3,750 of these options vested on October 19, 2001, with the remainder vesting 625 per month starting on November 19, 2001.
(5) Subject to certain restrictions, 5,000 of the options vested on October 1, 2002, with the remainder vesting 833 per month starting on November 2, 2002.

By:	Date:
/s/ ROBERT L. HIATT	02/14/2003
ROBERT L. HIATT
** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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